Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands except for per share amounts)

	Three months Ended October 31,
	2009	2008

Net income available to stockholders	$2,194	$2,246
Less: Distributed and undistributed earnings allocated to nonvested stock	(9)	(14)
Earnings available to common shareholders	$2,185	$2,232
Shares Calculation
Average shares outstanding – Basic Common	5,193	5,128
Average shares outstanding – Basic Class B Common	1,880	1,862
Potential Common Stock relating to stock options	175	201
Average shares outstanding – Assuming dilution	7,248	7,191
Net Income Per Share: Basic Common	$0.33	$0.34
Net Income Per Share: Basic Class B Common	$0.25	$0.26
Net Income Per Share: Diluted	$0.30	$0.31